

December 3, 2024

Eric Carre
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

      Re: Halliburton Company
          Form 8-K filed September 3, 2024
          File No. 001-03492

Dear Eric Carre:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Van Beckwith